[redacted]

09059637

SEC Mail Processing Section

MAR - 2 2009

Washington, DC
110

SECU... ...MISSION
WASHINGTON, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

BP 3/11 *

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SEC FILE NUMBER
8-51324

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/08 (MM / DD / YY) AND ENDING 12/31/08 (MM / DD / YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Park Avenue Securities LLC

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

OFFICIAL USE ONLY
FIRM ID. NO.

7 Hanover Square, 4th Floor
(No. and Street)

New York	New York	10004
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Salvatore Troia — (212)919-3331
(Area Code -- Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Pricewaterhousecoopers LLP
(Name – *if individual, state last, first, middle name*)

300 Madison Avenue	New York	NY	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AM

OATH OR AFFIRMATION

I, Salvatore Troia, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Park Avenue Securities LLC, as of December 31, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

SAMUEL SOLA
Notary Public - State of New York
No. 01SO6110785
Qualified in Westchester County
Certificate filed in New York County
Commission Expires 06/01/2012

Notary Public

Signature

Chief Financial Officer
Title

This report** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Park Avenue Securities LLC
(An indirect wholly owned subsidiary of Guardian Life Insurance Company of America)
Index
December 31, 2008

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
PricewaterhouseCoopers Center
300 Madison Avenue
New York NY 10017
Telephone (646) 471 3000
Facsimile (813) 286 6000

Report of Independent Auditors

To the Board of Managers and Member of
Park Avenue Securities LLC:

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of Park Avenue Securities LLC (the "Company"), a subsidiary of the Guardian Life Insurance Company of America, at December 31, 2008 in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

February 25, 2009

Park Avenue Securities LLC
(An indirect wholly owned subsidiary of Guardian Life Insurance Company of America)
Statement of Financial Condition
December 31, 2008

Assets	
Cash and cash equivalents	$ 25,181,572
Cash segregated under federal regulations	4,641
Deposits with clearing organizations	84,033
Due from Guardian Insurance and Annuity Company	22,000,000
Due from Guardian Life Insurance Company of America	749,532
Receivable from broker-dealer	1,605,031
Receivable from registered representatives	639,658
Commissions receivable	3,970,021
Deferred tax asset	8,543,470
Prepaid and other assets	612,297
Total assets	$ 63,390,255
Liabilities and Member's Equity	
Commissions payable	$ 6,440,110
Due to Guardian Life Insurance Company of America	7,071,378
Other liabilities	24,789,134
Total liabilities	38,300,622
Member's equity	25,089,633
Total liabilities and member's equity	$ 63,390,255

The accompanying notes are an integral part of this financial statement.

1. Organization and Nature of Business

Park Avenue Securities LLC ("PAS" or the "Company") is a registered broker-dealer under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority and Securities Investor Protection Corporation. The Company is also a registered investment advisor under the Investment Advisers Act of 1940. The Company is a Delaware Limited Liability Company that is a wholly owned subsidiary of The Guardian Insurance and Annuity Company, Inc. ("GIAC"), which is ultimately a wholly owned subsidiary of Guardian Life Insurance Company of America ("Guardian Life").

PAS' business as a securities broker-dealer consists of selling products offered by GIAC and Guardian Investor Services, LLC ("GIS"), both affiliated entities, as well as third party sponsors. Such products include mutual funds, variable annuities, variable life insurance, 401(k) plans and investment advisory services. PAS also acts as a broker in the purchase and sale of securities.

2. Significant Accounting Policies

Basis of Presentation
PAS' financial statements are prepared in accordance with accounting principles generally accepted in the United States of America (GAAP).

Use of Estimates
The preparation of these financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, as well as the reported amounts of revenues and expenses during the accounting period. Actual results could differ from those estimates.

Cash and cash equivalents
Cash and cash equivalents include amounts on deposits with banks and highly liquid investments with an original maturity of three months or less. They are reported in the statement of financial condition at cost, which approximates fair value.

Cash segregated under federal regulations represents funds collected from customers and payable to mutual fund sponsors as a result of the sale of mutual fund shares. Such payables are included in other liabilities.

Resale Agreements
Transactions involving purchases of securities under agreements to resell (reverse repurchase agreements or reverse repos) are accounted for as collateralized financings except where the Company does not have an agreement to sell the same or substantially the same securities before maturity at a fixed or determinable price. It is the policy of the Company to obtain possession of collateral with a market value equal to or in excess of the principal amount loaned under resale agreements. Collateral is valued daily, and the Company may require counterparties to deposit additional collateral or return collateral pledged when appropriate.

Receivable From Broker-Dealer
The Company clears its proprietary and certain customer transactions through another broker-dealer on a fully disclosed basis. The receivable from broker-dealer at December 31, 2008 includes advisory fees and commissions receivable.

Federal Income Taxes
Current Federal income taxes are charged or credited to operations based upon amounts estimated to be payable or recoverable as a result of taxable operations for the current year and any adjustments to such estimates from prior years. Deferred Federal income tax assets and liabilities are recognized for expected future tax consequences of temporary differences between GAAP and taxable income. Temporary differences are identified and measured using a balance sheet approach whereby GAAP and tax balance sheets are compared. Deferred income tax assets and liabilities are recognized for the future tax consequences of temporary differences between financial statement carrying amounts and income tax bases of assets and liabilities.

In 2007 the Company adopted FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes - an interpretation of FASB Statement No. 109" ("FIN 48"). FIN 48 clarifies the accounting for uncertainty in tax positions and prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of an income tax position taken or expected-to-be taken in a tax return. This interpretation also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, and additional disclosures.

The Company is organized as a limited liability company and is thereby treated as a disregarded entity for federal and state income tax purposes. As such, the Company's results are included in the consolidated federal and state income tax returns of Guardian Life. The consolidated income tax provision or benefit is allocated among the members of the group in accordance with an agreement which provides that each member of the group is allocated its share of the consolidated tax provision or benefit determined generally on a separate company basis, but may recognize the tax benefits of net operating losses or capital losses utilizable in the consolidated return. For state tax purposes, since Guardian Life is an insurance company, it is generally subject to tax on gross premium rather than on income. However, in those years where Guardian Life is subject to a state income tax, such income will be subject to the group's tax allocation agreement. Intercompany tax balances are settled quarterly on an estimated basis with a final settlement within 30 days of the filing of the consolidated returns.

Revenue and Expense Recognition
Proprietary securities transactions are recorded on a trade date basis. Profit and loss arising from all securities transactions entered into for the account and risk of the Company are recorded on a trade date basis. Commissions earned and related commission expenses from customers' securities transactions are recorded on a trade date basis.

Recent Accounting Pronouncements
As of January 1, 2008, the Company adopted SFAS No. 157, "Fair Value Measurements" ("SFAS No. 157"), which was issued by the FASB in September 2006. For financial statement elements currently required to be measured at fair value, SFAS 157 redefines fair value, establishes a framework for measuring fair value under GAAP and enhances disclosures about fair value

measurements. SFAS No. 157 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. SFAS 157 establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value into three broad levels ("Level 1, 2, and 3"). The Company does not have any assets or liabilities that it carries at fair value and that fall within the scope of SFAS 157.

As of January 1, 2008, the Company also adopted SFAS No. 159, "The Fair Value Option for Financial Asset and Financial Liabilities." This statement provides an option, on specified election dates, to report selected financial assets and liabilities at fair value. Subsequent changes in fair value of financial instruments that the Company elects to report at fair value are reported in income in the current reporting period. The adoption of SFAS No. 159 did not impact the statement of financial condition.

3. Related Party Transactions

A significant portion of the Company's revenues and expenses relate to transactions with Guardian Life and its affiliates.

Pursuant to an expense sharing agreement, Guardian Life charges the Company for the services of certain employees of Guardian Life engaged in the Company's business and for the Company's use of Guardian Life's centralized services such as equipment, data processing and communications. The total payable under this agreement at December 31, 2008 was $7,071,378.

During the year, the Company earned revenues from GIAC for sales of GIAC's variable annuity and variable life insurance products. At December 31, 2008, the receivable for such revenues was $123,358 and is included in commissions receivable.

During the year, the Company earned revenues from GIS for selling shares of RS Funds. At December 31, 2008, the receivable for such revenues was $171,064 and is included in commissions receivable.

During 2008, the Company recorded a $22,000,000 capital contribution from GIAC (see Note 6, "Net Capital Requirements.")

Cash equivalents at December 31, 2008 include $780,312 invested in the RS Cash Management Fund.

4. Other Liabilities

Other liabilities include reserves for litigation and unpaid operating expenses.

5. Income Taxes

The components of the net deferred tax asset as of December 31, 2008 were as follows:

Deferred tax assets	
Reserve for litigation	$ 8,570,963
Other deferred tax assets	131,322
Deferred tax assets	8,702,285
Deferred tax liabilities	
Contingent Reinsurance receivable	(157,817)
Other	(998)
Deferred tax liabilities	(158,815)
Net deferred tax asset	$ 8,543,470

The Company's deferred taxes primarily reflect temporary differences related to allowances for bad debt expense and accruals for loss contingencies.

Deferred income taxes are generally recognized, based on enacted tax rates, when assets and liabilities have different values for financial statement and tax purposes. A valuation allowance is recorded to reduce any portion of the deferred tax asset that is expected to more likely than not be realized.

The gross deferred tax asset relates to temporary differences that are expected to reverse as net ordinary deductions. The Company's management has concluded that the deferred income tax assets are more likely than not to be realized. Therefore, no valuation allowance has been provided.

At December 31, 2008 the Company recorded a current Federal income tax receivable of $749,532 due from Guardian Life in the accompanying Statement of Financial Condition and is included in due from Guardian Life Insurance Company of America.

The Company recognizes interest and penalties accrued related to unrecognized tax benefits in income tax expense. During the year ended December 31, 2008, the Company recognized no interest and penalties. The Company has accrued no interest and penalties at December 31, 2008.

6. Net Capital Requirements

PAS is subject to the Uniform Net Capital requirements of the Securities and Exchange Commission under Rule 15c3-1, which requires that the Company maintain net capital equal to the greater of $250,000 or 6 2/3% of aggregate indebtedness. At December 31, 2008, the Company had a net capital deficiency of $12,397,982, which was $14,950,054 below the $2,552,072 required to be maintained. The ratio of aggregate indebtedness to net capital was -3.09 to 1. The Company is exempt from Rule 15c3-3 of the Securities Exchange Act of 1934 under paragraphs (k)(2)(i) and (k)(2)(ii) of that rule.

Subsequent to the Company's unaudited Form X-17A-5 FOCUS Part IIA filing on January 27, 2009, as of December 31, 2008, a FINRA arbitration panel awarded the claimant approximately $22,000,000 in damages on February 12, 2009 (see Note 8, "Contingencies"), which resulted in the Company having a net capital deficiency. To remedy the net capital deficiency, the Company received a capital contribution from GIAC prior to the opening of business on February 13, 2009. These damages and the capital contribution are included in the Company's financial statements and computation of net capital, and is the basis for the difference between the Company's unaudited Form X-17A-5 FOCUS Part IIA filing and the computation of net capital on Schedule I.

7. Off-Balance Sheet Risk

In the normal course of business, securities transactions of customers are introduced and cleared through a clearing broker. Pursuant to an agreement between the Company and the clearing broker, the clearing broker has the right to charge the Company for certain losses that result from transactions with such customers. The Company clears certain mutual fund transactions directly with sponsors. These activities may expose the Company to off-balance-sheet risk in the event the customer is unable to fulfill its contractual obligations and the Company has to sell the mutual fund at a loss.

The Company's policy is to monitor its customer and counter-party risk through the use of a variety of credit exposure reporting and control procedures, including reviewing, as considered necessary, the credit standing of each counter-party and customer with which it conducts business.

The Company, in its normal course of business, may enter into other legal contracts that contain several of these representations and warranties which provide general indemnifications. The Company's maximum exposure under these arrangements is unknown as this would involve future claims that may be against the Company that have not yet occurred. However, based on its experience, the Company expects the risk of loss to be remote.

8. Contingencies

The Company has been named by the same claimant in two separate FINRA arbitration proceedings that commenced in 2005. The claimant alleges that the Company interfered with the employment contracts of certain sales representatives, and that restrictive covenants of their employment agreements with their previous employer were violated. In February 2009, the FINRA arbitration panel resolved one of these proceedings and awarded the claimant approximately $22,000,000 in damages. The Company intends to file a motion to vacate the award in federal or state court. While the precise amount of these losses and the ultimate outcome of the appeal are not known, a reasonable estimate for both proceedings combined, based on the information available, is $23,500,000 and is included in other liabilities.

The Company is involved in several lawsuits and claims from customers that allege violations of federal and state securities laws that arise in the ordinary course of business. While it is not possible to predict with certainty the ultimate outcome of these lawsuits and claims, management believes, after consultation with counsel, that resolution of these matters is not expected to have a material effect on the Company's financial condition. These matters, if resolved in a manner

different from the estimates, could have a material adverse effect on earnings or cash flows when resolved in a future reporting period.

Park Avenue Securities LLC

(An indirect wholly owned subsidiary of Guardian Life Insurance Company of America)

Statement of Financial Condition

December 31, 2008